Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2008

Mr. Charles A Rowland, Jr.
Executive Vice President, Chief Financial Officer
 and Treasurer
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

**Re:     Endo Pharmaceuticals Holdings, Inc.**
**          Form 10-K for Fiscal Year Ended December 31, 2007**
**          Form 10-Q for the Quarterly Period Ended March 31, 2008**
**          File No. 1-15989**

Dear Mr. Rowland:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,


                                        Jim Rosenberg
                                        Senior Assistant Chief
                                        Accountant